May 9, 2013

VIA EDGAR

Nicholas P. Panos, Esq.

Senior Special Counsel

Office of Mergers & Acquisitions

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, DC 20549-6010

Re:	Gleacher & Company, Inc.

Preliminary Proxy Statement on Schedule 14A

Initially Filed May 2, 2013, as amended on May 6, 2013 and May 9, 2013, by

MatlinPatterson FA Acquisition LLC et al.

File No. 000-14140

Dear Mr. Panos:

The undersigned, MatlinPatterson FA Acquisition LLC, MatlinPatterson LLC, MatlinPatterson PE Holdings LLC, MP II Preferred Partners L.P., MP Preferred Partners GP LLC, David J. Matlin, Mark R. Patterson and Christopher R. Pechock, each, individually, acknowledges in connection with responding to comments from the Securities and Exchange Commission (the “Commission”) and Commission staff, that:

•	it is responsible for the adequacy and accuracy of the disclosure in the above referenced filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

MATLINPATTERSON FA ACQUISITION LLC

By:	/s/ Robert H. Weiss
Name: Robert H. Weiss
Title: Vice President

MATLINPATTERSON LLC

By:	/s/ Mark R. Patterson
Name: Mark R. Patterson
Title: Member

MATLINPATTERSON PE HOLDINGS LLC

By:	/s/ Robert H. Weiss
Name: Robert H. Weiss
Title: General Counsel

MP II PREFERRED PARTNERS L.P.
By:	MP Preferred Partners GP LLC, its general partner

By:	/s/ Robert H. Weiss
Name: Robert H. Weiss
Title: General Counsel

MP PREFERRED PARTNERS GP LLC

By:	/s/ Robert H. Weiss
Name: Robert H. Weiss
Title: General Counsel

/s/ David J. Matlin
David J. Matlin

/s/ Mark R. Patterson
Mark R. Patterson

/s/ Christopher R. Pechock
Christopher R. Pechock

cc:	John M. Newell, Latham & Watkins LLP

Michael P. Whalen, Whalen LLP